UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. and Cook Incorporated today announced changes to their license agreement regarding paclitaxel-eluting stent products and related technologies. The 1997 Angiotech License Agreement has been restructured to accommodate Cook’s election to exit the coronary vascular field for business reasons and to focus on the development of paclitaxel-eluting peripheral vascular and gastrointestinal stents.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  September 24, 2004

      By:/s/

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Angiotech Pharmaceuticals, Inc.

1618 Station Street, Vancouver, BC, Canada V6A 1B6

Item 2

Date of Material Change

Friday, September 24, 2004

Item 3

News Release

A press release providing notice of the material change was issued on Friday, September 24, 2004 via Canada NewsWire and PR Newswire.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc. and Cook Incorporated today announced changes to their license agreement regarding paclitaxel-eluting stent products and related technologies. The 1997 Angiotech License Agreement has been restructured to accommodate Cook’s election to exit the coronary vascular field for business reasons and to focus on the development of paclitaxel-eluting peripheral vascular and gastrointestinal stents.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not filed on a confidential basis

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Contact:                 David M. Hall, Chief Financial Officer
Telephone:             (604) 221-7676

Dated at the City of Vancouver, in the Province of British Columbia, this 24th    day of September , 2004.

Angiotech Pharmaceuticals, Inc.

DAVID M. HALL, CHIEF FINANCIAL OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
September 24 , 2004

ANGIOTECH AND COOK RESTRUCTURE LICENSE AGREEMENT

Cook Elects to Exit Coronary Vascular Field and Focus on Development of Paclitaxel-Eluting Peripheral Vascular Stents

VANCOUVER, BC, September 24, 2004 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) and Cook Incorporated today announced changes to their license agreement regarding paclitaxel-eluting stent products and related technologies.  The 1997 Angiotech License Agreement has been restructured to accommodate Cook’s election to exit the coronary vascular field for business reasons and to focus on the development of paclitaxel-eluting peripheral vascular and gastrointestinal stents.

As is Cook’s prerogative under the 1997 License Agreement:

•

Cook elects to exit the coronary vascular field of use and return all rights regarding the coronary vascular field of use under the license agreement.

The terms of the revised license agreement provide for, among other things:

•

Cook’s agreement to increase the royalty rate payable to Angiotech upon the commercial sale of paclitaxel-eluting peripheral vascular stent products.

•

Cook’s acknowledgement that Angiotech may grant Boston Scientific (NYSE:BSX) a right to sublicense the paclitaxel-eluting coronary vascular product technology to other third party stent manufacturers.

•

A payment of US $25 Million to Cook Incorporated.

•

A multi-year extension to the license agreement for Cook regarding the peripheral vascular and gastrointestinal fields of use.

As a result of these events, Angiotech will offer to Boston Scientific the ability to elect to become the only license holder in the coronary vascular field of use.  Under terms of the 1997 License Agreement, the following potential events, among others, may occur:

•

The opportunity to convert to an exclusive license in the coronary vascular field of use is offered to Boston Scientific.  Boston Scientific will have 60 days in which to elect to make this conversion.

•

Should Boston Scientific elect to convert to an exclusive license in the coronary vascular field of use, its royalty obligations to Angiotech for sales of licensed coronary vascular products (e.g., TAXUS) will be increased by 1%.

•

Boston Scientific’s acquisition of an exclusive license in the coronary vascular field of use may be subject to a regulatory filing and review.

•

It should be noted that the peripheral vascular and gastrointestinal fields of use will remain co-exclusive to Cook and Boston Scientific.

Cook Incorporated has a long history of leadership in the development and worldwide commercialization of products used by interventional radiologists, cardiologists and vascular surgeons for the management of peripheral vascular disease.  On July 28th, 2004, Cook announced plans for the Zilver® PTX peripheral stent trial. This trial represents the first clinical investigation approved by the U.S. Food and Drug Administration to study the effectiveness of a drug-eluting stent in the treatment of peripheral vascular disease. This trial will investigate the use of the Zilver® PTX paclitaxel-eluting stent in the treatment of atherosclerotic blockages above-the-knee in the femoropopliteal artery (the major artery in the thigh). The study will be initially conducted at ten U.S. medical facilities and will enroll 60 patients, with further trial expansion pending FDA review. Cook expects to enroll the first patient in this trial by mid-October.

Boston Scientific announced on July 22rd, 2004, that it had received Investigational Device Exemption from the U.S. Food and Drug Administration (FDA) to begin the ATLAS clinical trial.  ATLAS is the first clinical trial using Boston Scientific’s new Liberté coronary stent platform to deliver paclitaxel for the treatment of coronary artery disease. The TAXUS™ Liberté stent has been designed to further enhance deliverability and conformability, particularly in challenging lesions, and is currently available in international markets in a bare metal version.  Boston Scientific’s TAXUS™ Express2™ paclitaxel-coated coronary stent is the world’s leading drug-eluting stent (DES) and is estimated to be used in over 70% of all DES implantation procedures currently performed in the United States.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-eluting medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12